SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34319

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 25, 2021

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2021. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on July 20, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-

6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Bluerock Institutional High Income Credit Fund LLC. [File No. 811-23495]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On February 4, 2021, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of approximately $20,000 incurred in connection with the reorganization were paid by the applicant's investment advisor.

Filing Dates: The application was filed on March 4, 2021 and amended on June 11, 2021.

Applicant's Address: Cassandra.Borchers@thompsonhine.com.

IVA Fiduciary Trust [File No. 811-22211]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On April 19, 2021, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $2,383,799 incurred in connection with the liquidation were paid by the applicant and the applicant's investment advisor.

Filing Date: The application was filed on May 24, 2021.

Applicant's Address: Jon-Luc.Dupuy@klgates.com.

Transamerica Separate Account R3 [File No. 811-22407]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 1, 2021 and amended on June 4, 2021.

Applicant's Address: kcarpenter@wiltonre.com.

USCA Fund Trust [811-23164]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Trust for Advised Portfolios, and on December 18, 2020 made a final distribution to its shareholders based on net asset value. Expenses of $120,683.58 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser.

Filing Dates: The application was filed on March 1, 2021 and amended on May 18, 2021, and June 17, 2021.

Applicant's Address: Latashia.Love@thompsonhine.com.

Van Kampen Municipal Opportunity High Income Fund [811-22308]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on November 23, 2020 and amended on March 25, 2021.

Applicant's Address: Taylor.Edwards@invesco.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary